Crowdcasting Inc.
2219 Main St, #389
Santa Monica, CA 90405

April 15, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

Re: Crowdcasting Inc.
Draft Offering Statement on Form 1-A
Confidentially Submitted April 3, 2026
CIK No. 0002125668

Ladies and Gentlemen:

Crowdcasting Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) disregard and withdraw its prior request for withdrawal of the Company’s Draft Offering Statement on Form 1-A, which was confidentially submitted on April 3, 2026.

The Company confirms that its intention is to proceed with the Regulation A offering process and to publicly file its Offering Statement on Form 1-A based on the previously submitted draft materials.

Accordingly, the Company requests that the Draft Offering Statement remain on file with the Commission for purposes of continued review and transition to the public filing process.

The Company acknowledges that, consistent with Rule 252(d), the Draft Offering Statement and all related correspondence may be made publicly available on EDGAR.

If you have any questions regarding this request, please contact the undersigned.

Sincerely,

/s/ John Stewart
John Stewart
Chief Executive Officer
Crowdcasting Inc.